UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Subject Company (Issuer))

CEMEX Australia Pty Ltd

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (identifying status as offeror))

Ordinary Shares,

American Depositary Shares, each representing the right to receive five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP Number of Class of Securities)

Mr. Ramiro G. Villarreal Morales

General Counsel

Av. Ricardo Margain Zozaya #325,

Colonia Valle del Campestre,

Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of

person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Richard Hall

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee

☐	was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.

Form or Registration No.: N.A.

Filing Party: N.A.

Date Filed: N.A.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing is made for informational purposes only. The proposed offer has not commenced.

Investors and security holders are urged to read the Bidder’s Statement from CEMEX Australia Pty Ltd (“Bidder”) regarding the proposed Offer described below, when it becomes available, as it will contain important information. Once filed in the United States with the Commission, the Bidder’s Statement will be available on the Commission’s web site. Investors and security holders may obtain a free copy of the Bidder’s Statement (when it is available) and other documents filed by Bidder with the Commission on the Commission’s web site at www.sec.gov. The Bidder’s Statement and these other documents may also be obtained for free from Bidder, when they become available, by directing a request to the CEMEX Offer Information Line on 1300 721 344 (within Australia) or 1 (866) 244-1296 (toll free within the United States).

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Item 12. Exhibits.

Exhibit	Description
(a)(5)(D)	Preliminary Bidder’s Statement filed with the Australian Securities and Investment Commission on October 30, 2006.

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Item 12. Exhibit Index.

Exhibit	Description
(a)(5)(D)	Preliminary Bidder’s Statement filed with the Australian Securities and Investment Commission on October 30, 2006.

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